Exhibit 8

Press Release

MARCONI PLC

RESTRUCTURING DISCUSSIONS UPDATE

London, June 20, 2002 - Further to its preliminary announcement statement on 16 May, 2002, Marconi announces that it continues to make good progress in its three-way restructuring discussions with its syndicate banks and an Ad Hoc Committee of its bondholders towards a consensual recapitalisation of Marconi.

The recapitalisation process is likely to involve a debt for equity swap for a significant proportion of Marconi’s £4.3 billion of gross financial indebtedness, which the Board expects will lead to a very substantial dilution in value for existing equity holders.

Marconi plc also announces that it expects to receive a notice in the coming weeks from the Nasdaq National Market (“Nasdaq”) that its shares, which currently trade on the Nasdaq in the form of American Depositary Receipts (“ADRs”), will be delisted in accordance with Nasdaq rules relating to minimum ADR price requirements. Following the delisting from Nasdaq, Marconi’s ADRs will be traded on the Over The Counter Bulletin Board (“OTC BB”). Marconi’s ticker symbol on the OTC BB will remain MONI.

Marconi’s shares continue to trade on the London Stock Exchange under the symbol MONI.

Mike Parton, Chief Executive of Marconi, said: “We continue our discussions as a part of a controlled process, to effect the recapitalisation of Marconi’s balance sheet at the earliest opportunity. We are confident that our banks and bondholders will continue to be supportive during the process and that Marconi will emerge from this process with a significantly improved balance sheet.”

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on both the London Stock Exchange and NASDAQ under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright © 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name: Title: Phone:	David Beck/Joe Kelly Public Relations +44 (0) 207 306 1771 joe.kelly@marconi.com	Heather Green Investor Relations +44 (0) 207 306 1735 heather.green@marconi.com